SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED AUG 28 2002 WASH. D.C. SECTION

02056143

PE 8-1-02

For the month of August 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

PROCESSED
AUG 29 2002
THOMSON
FINANCIAL

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

On August 26, 2002 the Registrant issued a press release, entitled: "Riverdeep Acquires Leading Consumer Software Company"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date 8/26, 2002

By: WHBle..........

Name:

Title

Contact:

Riverdeep Group plc
Bill Cunningham
Director, Investor Relations
+ 1 617 995 1064
e.mail: bcunningham@riverdeep.net

Gores Technology Group
Sitrick And Company
Michael Sitrick
Terry Fahn
+ 1 310 788 2850
e.mail: mike_Sitrick@sitrick.com
e.mail: terry_fahn@sitrick.com

Riverdeep Acquires Leading Consumer Software Company

Announces $50 Million Debt Facility

Dublin, Ireland/ Cambridge, MA, August 26, 2002 – Riverdeep Group plc (NASDAQ: RVDP), a leading publisher of educational software sold into schools and homes, today announced the acquisition of Broderbund LLC and its related entities ("Broderbund") by its wholly owned subsidiary, Riverdeep, Inc. Broderbund is a leading publisher of innovative, personal productivity software sold into the consumer and school markets.

Under the terms of the agreement, Riverdeep has agreed to pay the seller, Gores Technology Group, consideration of $57.2 million in exchange for the acquired assets and liabilities of Broderbund. Key assets purchased include the Broderbund name, and its industry leading software brands such as Print Shop, Print Master, Family Tree Maker, American Greetings, 3D Home Architect, Calendar Creator, and Cosmopolitan as well as other well known licensed brands.

The acquisition will be funded through a combination of cash on-hand and a new $50 million Senior Debt line with Foothill Capital Corporation, a subsidiary of Wells Fargo.

"We are pleased to bring these well established brands into the Riverdeep channels of distribution. We view these brands as a tremendous fit within both our school and consumer businesses," said Barry O' Callaghan, Riverdeep's Chairman and Chief Executive Officer. "We are purchasing a great company and we expect the acquisition to be accretive to earnings and cash-flows."

About Riverdeep Group plc

Riverdeep provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K–12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools; support and professional development offerings via riverdeep.net, helping educators integrate technology with curriculum to assess and improve student performance. Riverdeep's science, math, and language arts learning activities are correlated to national and state curriculum standards. These award-winning products, including Riverdeep's Destination Math, Destination Reading, Science Explorer, Science Gateways, and Tangible MATH, are accessible via riverdeep.net and are available on CD-ROM for all major operating platforms. Riverdeep's product offerings also include EdVantage's language arts courses, Edmark's early learning software, and The Learning Company's offerings, which include Reader Rabbit, Carmen Sandiego, ClueFinders, and Oregon Trail.

Riverdeep Group plc was founded in 1995 and is headquartered in Dublin, Ireland, with U.S. headquarters in Cambridge, Massachusetts. For more information, write to Riverdeep, Inc., 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit www.riverdeep.net; or send a note to info@riverdeep.net.

About Gores Technology Group

With headquarters in Los Angeles, Gores Technology Group (GTG) is a privately held international acquisition and management firm that pursues an aggressive strategy of acquiring promising high-technology organizations and managing them for growth and profitability. GTG has made a name for itself by acquiring and successfully managing companies -- including many divisions acquired from large publicly traded companies -- through its commitment to customers, employees and continued development of intellectual property. GTG has acquired and managed approximately 40 interrelated but autonomous technology-oriented companies with locations throughout the world. Those companies provide a broad range of technology-based products and services to a substantial customer base representing millions of active users worldwide. Visit the company's Web site at www.gores.com.

About Broderbund LLC

Broderbund LLC is a leading, worldwide publisher of productivity and rich media software with more than 40 million users worldwide. Many of its brands, including The Print Shop®, PrintMaster® and Family Tree Maker® are category leaders.

Broderbund is a privately held corporation with headquarters in Novato, California, and additional offices in Hiawatha, Iowa.

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